

Mail Stop 3561

October 16, 2015

Via E-Mail
Mr. Robert Coleridge
Chief Executive Officer
Indie Growers Association
311 Division Street
Carson City, Nevada 89703

> **Re:** **Indie Growers Association**
> **Form 10-K for the Fiscal Year ended March 31, 2015**
> **Filed July 15, 2015**
> **Amendment No. 1 to Form 10-K for the Fiscal Year ended March 31, 2015**
> **Filed August 20, 2015**
> **Response letter dated October 9, 2015**
> **File No. 000-54091**

Dear Mr. Coleridge:

We have reviewed your October 9, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2015 letter.

Item 12. Security Ownership of Certain Beneficial Owners

1. We note your response to comment 6. Please disclose the identity of the individuals that have voting and/or investment control of Lexington Ridge Holdings Inc. Please provide draft disclosure in your response.

Please contact Ronald E. Alper at (202) 551-3329 or Pamela Howell at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining